UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549            ---------------
                                                               SEC FILE NUMBER
                                   FORM 12b-25                     1-14244
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                          NOTIFICATION OF LATE FILING          ---------------
                                                                 CUSIP NUMBER
                                                                 376796 10 8
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(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

     For Period Ended: April 30, 2000

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: Not Applicable
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I--REGISTRANT INFORMATION
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     Glas-Aire Industries Group Ltd.
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Full Name of Registrant:


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Former Name if Applicable

     3137 Grandview Highway
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Address of Principal Executive Office (Street and Number)

     Vancouver, B.C. V5M 2E9 Canada
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City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   / X /  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The registrant is unable to file its Quarterly Report on Form 10-QSB for the period ended April 30, 2000 within the prescribed period because of delays caused by the need to coordinate the preparation of the financial statements with a company in which the registrant has a significant equity investment and the need to coordinate the review of the Form 10-QSB with the registrant's auditors.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Henry F. Schlueter, Esq.           (303)           292-3883
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                (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No
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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                         Three Months Ended
                                                     --------------------------
                                                      April 30,      April 30,
                                                        2000           1999
                                                     -----------    -----------

Sales                                                $ 2,202,871    $ 1,835,787
Cost of sales                                          1,548,116      1,243,125
                                                     -----------    -----------
Gross profit                                             654,755        592,662
                                                     -----------    -----------
Expenses
     Depreciation                                         66,604         46,807
     Research and development                            117,007        113,930
     Selling and distribution                            167,116        133,977
     General and administrative                          205,424        153,104
     Provision for profit sharing                         13,760         16,542
     Interest                                             (5,540)       (30,926)
                                                     -----------    -----------
                                                         564,371        433,434
                                                     -----------    -----------
Income before income from equity
      investment and income tax expense                   90,384        159,228

Income from equity investment                             93,190
                                                     -----------    -----------
Income before income taxes                               183,574        159,228

Income taxes                                              20,133         56,972
                                                     -----------    -----------
Net income for the period                            $   163,441    $   102,256
                                                     ===========    ===========

Net income per share of common stock                 $    0.0755    $    0.0514
                                                     -----------    -----------
Weighted average common shares outstanding
(after deducting 197,042 shares of treasury stock
  held by the Company)                                 2,163,512      1,988,624
                                                     -----------    -----------

                         GLAS-AIRE INDUSTRIES GROUP LTD.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 14, 2000                                By:/s/ Alex Y.W. Ding
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                                                   Alex Y.W. Ding, President and
                                                   Chief Operating Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.